FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-228697-01

FREE WRITING PROSPECTUS, DATED APRIL 11, 2019

The depositor has filed a registration statement (including the prospectus) with the Securities and Exchange Commission (File No. 333-228697) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor or Cantor Fitzgerald & Co., any other underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling 1-212-915-1700 or by email to the following address: legal@ccre.com.

Reference is made to the preliminary prospectus, dated April 11, 2019 (the “Preliminary Prospectus”), relating to the CF 2019-CF1 Mortgage Trust, CF 2019-CF1 Mortgage Trust Commercial Mortgage Pass-Through Certificates,

Series 2019-CF1. Certain capitalized terms used but not otherwise defined in this free writing prospectus are defined in the Preliminary Prospectus.

This document contains forward-looking statements. Those statements are subject to certain risks and uncertainties that could cause the success of collections and the actual cash flow generated to differ materially from the information set forth herein. While such information reflects projections prepared in good faith based upon methods and data that are believed to be reasonable and accurate as of the dates thereof, the depositor undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances. Individuals should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecasted periods, which reflect the issuer’s view only as of the date hereof.

Set forth below is certain additional information regarding certain of the Mortgage Loans:

Loan #9: Village at Camp Bowie

Sprouts is not required to report sales. The loan seller was informed that sales volumes were slow when the store initially opened, but have since picked up substantially. The store was very busy when the loan seller performed its site inspection, but the store manager was unwilling to share any more color regarding: sales or how they compare to other Sprouts locations.

Loan #12: Montgomery Commons

The loan seller was unable to compare to other stores, average sales, etc. since they’re private; however, last November (four years prior to their existing lease expiration), Redners Warehouse opted to sign an extension for another 10 years taking their lease expiration out to 2032.

Loan #13: Loudoun Station – Building C

AMC Theater (“AMC”) does not have any termination options.  They do have three 5-year renewal options.

After AMC 2015 acquisition of Starplex Cinemas, AMC improved its positioning with significantly broader marketing research, brand and reservation system.  In 2016, AMC replaced all the seating with larger/reclining seats at the Property and also did some minor renovations to the concession/bar area. This helped store operations, as AMC’s sales increased from $318,340/screen in 2017 to $366,190/screen in the T12 ending 1/2019, a 15.0% annual increase.

The increase in sales is expected to continue trending upward due to the increase in traffic from the apartments, office and retail being constructed immediately adjacent.

The Loudoun Station– Building C complex is still relatively new with more proposed development, but it is important to note that Phase II of the master plan is currently under construction.  This consists of the additional 318 multi-family units as well as the 1,174-space parking garage both of which are expected to be completed by early 2020.

Loan #21: Entergy Building

Entergy Operations, Inc. utilizes the subject property as office space for approximately 400 employees (expected to be 650 by year-end 2019 after completion of the building renovation) working in the legal, human resources, accounting, engineering, and project management functions of Entergy Nuclear.   Entergy Operations, Inc. has been in occupancy at the property for approximately 30 years.  Including the property sponsor-contributed tenant improvement funds in the amount of $3.56 million, Entergy Operations, Inc. is reportedly investing over $10 million into the renovation and expansion of the subject property to accommodate the expansion/consolidation of its employees.

The total acquisition price of the subject property was $15,433,065.  The seller of the property provided a $3.56 million credit to the property sponsor for outstanding tenant improvement and capex obligations outlined in the 9th and 10th amendments to the lease. The $3.56 million credit provided to the property sponsor was deposited in a reserve at loan origination.

A full cash flow sweep will commence upon Entergy Corporation (rated Baa2/BBB+ by Moody’s/S&P), being downgraded to Ba2 or below by Moody’s or an equivalent, declaring bankruptcy, providing notice of going dark or vacating in more than 33% of the tenant’s space, terminating its lease, or failing to renew its lease 18 months prior to lease expiration. In the case of a lease termination or failure to renew at 18 months prior to expiration, the reserve is capped at $15/sf, which is equal to the re-tenanting costs estimated in the appraisal.

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